

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

September 15, 2008

By U.S. mail and facsimile

Mr. Michael N. Deitch
Chief Financial Officer
The Providence Service Corporation
5524 East Fourth Street
Tucson, Arizona 85711

>   **Re: The Providence Service Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed on March 14, 2008**
>   **File No. 000-50364**

Dear Mr. Deitch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services